CLECO POWER LLC
2030 DONAHUE FERRY ROAD
PINEVILLE, LOUISIANA 71360-5226

February 27, 2025

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attention: Komul Chaudhry and Arthur Sandel

RE:	Cleco Power LLC
Cleco Securitization II LLC
Registration Statement on Form SF-1
File Nos. 333-283875 and 333-283875-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cleco Power LLC and Cleco Securitization II LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on March 3, 2025 at 9:00 a.m. E.T., or as soon as practicable thereafter.

Please call Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 as soon as the registration statement has been declared effective.

Very truly yours,

Cleco Power LLC

By:	/s/ William G. Fontenot
Name:	William G. Fontenot
Title:	Chief Executive Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Tara Gaines, Cleco Power